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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D. C.  20549


                                 SCHEDULE 13 G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 1)*

                             FOREFRONT GROUP, INC.

                               (NAME OF ISSUER)

                          Common stock, $0.01 par value

                         (TITLE OF CLASS OF SECURITIES)


                                   34545P105

                                 (CUSIP NUMBER)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                  Page 1 of 5.

SEC 1745 (10-88)

-----------------------                                  ---------------------
  CUSIP NO. 34545P105                   13G                PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           FAYEZ SAROFIM
           ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
           U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            215,504

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             215,504

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      215,504

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      4.6%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                       SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.

                       Amendment No. 1 to Schedule 13(G)
                   Under the Securities Exchange Act of 1934



Item 1(a) Name of Issuer:

          ForeFront Group, Inc.

Item 1(b) Address of Issuer's Principal Executive Office:

          1360 Post Oak Boulevard, Suite 150
          Houston, Texas 77056

Item 2(a) Name of Person Filing:

          Fayez Sarofim & Co. and Fayez Sarofim

Item 2(b) Address of Principal Business Office, or if none, Residence:

          2907 Two Houston Center
          Houston, Texas  77010

Item 2(c) Citizenship:

          U. S. A.

Item 2(d) Title of Class of Securities:

          Common stock, $0.01 par value

Item 2(e) CUSIP Number:

          34545P105

Item 3    Filing required pursuant to the Rules 13d-1(b), or 13d-2(b),:

          Fayez Sarofim & Co. is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940. Fayez Sarofim is Chairman of the Board and President, a director and owner of a majority of the outstanding capital stock of Fayez Sarofim & Co. and may be considered a parent holding company of Fayez Sarofim & Co. within the meaning of Rule 13d-1(b)(1)(ii)(G).

Item 4    Ownership as of December 31, 1996:

     (a)  Amount Beneficially Owned:

           (i) 0 shares are held in accounts managed by Sarofim Trust Co., a wholly owned subsidiary of Fayez Sarofim & Co., for numerous clients. Pursuant to its contract with its clients, Sarofim Trust Co. has investment discretion with respect to such investment advisory accounts. The clients are entitled to the economic benefits (dividend payments and sales proceeds) of ownership of such shares. Each client also has the right to terminate its relationship with Sarofim Trust Co. at any time. Because Sarofim Trust Co. has power to dispose, or to direct the disposition of, such shares, it may be deemed to be the beneficial owner of these shares for the purposes of the Rule 13d-3 under the Securities Exchange Act of 1934. Because Fayez Sarofim is Chairman of the Board and President, a director and owner of a majority of the outstanding capital stock of Fayez Sarofim & Co., he may also be deemed to be an indirect beneficial owner of these shares for the purposes of Rule 13d-3.

          (ii) 215,504 shares are owned of record and beneficially by Fayez Sarofim. Fayez Sarofim & Co. has no beneficial ownership of these shares.

     (b)  Percent of Class:

          (i) 0.0% -- as to shares held in accounts managed by Sarofim Trust Co. with power to dispose, or to direct the disposition of such shares.

          (ii) 4.6% -- as to shares owned of record and beneficially by Fayez Sarofim.

     (c) Number of shares as to which Fayez Sarofim has:

           (i) sole power to vote or direct the vote:  215,504 shares.

          (ii) shared power to vote or direct the vote: 0 shares.

         (iii) sole power to dispose or direct the disposition of:  215,504 shares.

          (iv) shared power to dispose or direct the disposition of:  0 shares.

Item 5    Ownership of Five Percent or Less of a Class.

          Not Applicable.

Item 6    Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          As indicated in Item 3, Fayez Sarofim is Chairman of the Board and President, a director and owner of a majority of the outstanding capital stock of Fayez Sarofim & Co. and may be considered a parent holding company of Fayez Sarofim & Co. Fayez Sarofim & Co. is an Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 8    Identification and Classification of Members of the Group.

          Not Applicable.

Item 9    Notice of Dissolution of Group.

          Not Applicable.

Item 10   Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.




Signature.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: February 13, 1997


/s/ Fayez Sarofim
_______________________________________
Signature   Fayez Sarofim

                                       4